Exhibit 99.1

TD Bank Financial Group Comments On Expected Impact of
TD Ameritrade Holding Corp.’s Fourth Quarter Earnings

TORONTO, ON October 23, 2007 - TD Bank Financial Group announced today that it expects TD Ameritrade’s fourth quarter earnings to translate into a contribution of CDN$75 million to fourth quarter net income for its Wealth Management segment.

TD Bank Financial Group will release its fourth quarter financial results and webcast its quarterly earnings conference call live on the internet on Thursday November 29, 2007.  Conference call and webcast details will be announced closer to the date.

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. The Bank serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust as well as the Bank’s global insurance operations (excluding the U.S.); Wealth Management, including TD Waterhouse Canada, TD Waterhouse U.K. and the Bank’s investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth; and Wholesale Banking, including TD Securities. The Bank also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. The Bank had $404 billion in assets as at July 31, 2007. The Bank is headquartered in Toronto, Canada. The Bank’s common stock is listed on the Toronto Stock Exchange and the New York Stock Exchange under symbol: TD, as well as on the Tokyo Stock Exchange.

For more information, please contact:

Neil Parmenter
Corporate Communications
416-982-4285

Tim Thompson
Investor Relations
416-982-6346